EXHIBIT 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Six Months Ended June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Excluding Interest on Deposits	2.51	5.94	5.84	6.95	7.82	9.11	8.20
Including Interest on Deposits	1.33	1.62	1.58	1.54	1.74	2.20	2.07

Income Before Income Taxes	4,030	7,020	12,261	13,577	13,789	14,048	9,531

Fixed Charges
Interest on short-term borrowings &
long-term debt	651	1,353	2,392	2,141	1,884	1,609	1,213
Amortization of debt expense	-	-	-	-	-	-	-
Capitalized interest	-	-	-	-	-	-	-
One-third of net rental expense	106	67	144	141	138	123	111
Total Fixed Charges	757	1,420	2,536	2,282	2,022	1,732	1,324

Preferred Stock Dividends (pretax)	1,152	-	-	-	-	-	-
Interest on Deposits	6,905	9,837	18,442	22,669	16,557	9,957	7,624